

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 12, 2017

Leslie Ball
Chief Executive Officer
Green Spirit Industries Inc.
Cond. Madrid Suite 304
1760 Loiza Street
San Juan, Puerto Rico 00911

> **Re: Green Spirit Industries Inc.**
> **Registration Statement on Form S-1**
> **Filed December 1, 2017**
> **File No. 333-221879**

Dear Mr. Ball:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Courtney Haseley, Staff Attorney, at (202) 551-7689 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Darrin M. Ocasio, Esq.
       Sichenzia Ross Ference Kesner LLP